     Exhibit 99.8

CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Management’s Discussion and Analysis (the “MD&A”) of Platinum Group Metals Ltd. (the “Company”) for the year ended August 31, 2017 of references to the undersigned as a non-independent qualified person and the undersigned’s name with respect to the disclosure of technical and scientific information contained in the MD&A (the “Technical Information”). The undersigned further consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-213985), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the references to the undersigned’s name and the Technical Information in the MD&A.

/s/ R. Michael Jones
R. Michael Jones
Date: November 29, 2017